Exhibit 99.1

Envigado, March 28, 2025

NEWS FROM DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT

Almacenes Éxito S.A. (“Éxito”, the “Company”) informs its shareholders and the general market that the Board of Directors approved the appointment of Juan Esteban Gómez Sánchez, as General Counsel of the Company. Juan Esteban Gómez will assume his position on April 1, 2025.

Juan Esteban Gómez is a lawyer from the Universidad Pontificia Bolivariana, a Master’s degree in International Business Law from the ESADE Business School, in Barcelona, Spain, and a Specialist in State Contracting from the Universidad Externado de Colombia. He has nearly 15 years of experience in the public and private sectors, and for the last three years he has served as the Company’s Legal Director.

This appointment follows the resignation presented by Claudia Campillo Velásquez, who had been serving as Vice President of Corporate Affairs and General Counsel since December 2019, which is transformed by limiting its scope in legal matters and General Counsel.

The Company thanks Claudia Campillo for her eight years of service, during which time she held different positions in which she was recognized for her leadership, her commitment to the application of the best corporate governance standards, the execution of sustainability strategy, building trust with the different stakeholders and the meticulous care of rules and policies.